SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A
(Amendment No. 1)
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)
For the transition period from                      to
Commission file number 1-1023

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
(Full title of the plan)
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

Financial Statements and Supplemental Schedule
The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries Years Ended December 31, 2010 and 2009 With Report of Independent Registered Public Accounting Firm

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Financial Statements
and Supplemental Schedule
Years Ended December 31, 2010 and 2009
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	24

Consent of Independent Registered Public Accounting Firm	25

Exhibit 23

Report of Independent Registered Public Accounting Firm
The Pension Investment Committee
The McGraw-Hill Companies, Inc.
We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
New York, New York
June 27, 2011

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Statements of Net Assets Available for Benefits
(In Thousands)

	December 31
	2010	2009
Interest in The McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund at fair value:
S&P 500 Index Account	$352,300	$309,971
The McGraw-Hill Companies, Inc. Stock Account	143,297	132,279
Stable Assets Account	442,474	433,905
Retirement Assets I Account	261,862	230,662
International Equity Account	163,757	150,003
Special Equity Account	87,575	74,552
Retirement Assets III Account	178,657	144,948
Money Market Account	92,172	102,776
Core Equity Account	92,944	74,914
Retirement Assets II Account	109,934	87,554
S&P 400 Index Account	65,386	41,076
S&P 600 Index Account	33,620	19,502

Total plan assets in Master Trust Fund	2,023,978	1,802,142

Self Directed Accounts	17,522	15,090

Contributions receivable:
Employer	33,584	33,816
Employee	1,884	1,954
Interest from participants’ notes receivable	13	13
Notes receivable from participants	6,633	5,923

Total plan assets at fair value	2,083,614	1,858,938

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,010)	(17,202)

Net assets available for benefits	$2,061,604	$1,841,736

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Statements of Changes in Net Assets Available for Benefits
(In Thousands)

	Year Ended December 31
	2010	2009
Investment gain:
Net investment gain from The McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund	$207,058	$351,501
Net investment gain from Self Directed Accounts	1,408	2,120

Total investment gain	208,466	353,621

Interest income on notes receivable from participants	348	363

Additions:
Contributions:
Employer	72,199	72,966
Employee	83,181	85,549
Plan transfers	3,913	844

Total additions	159,293	159,359

Deductions:
Benefit payments and withdrawals	(147,638)	(111,196)
Plan transfers	(601)	(45)

Total deductions	(148,239)	(111,241)

Net increase	219,868	402,102
Net assets available for benefits:
Beginning of year	1,841,736	1,439,634

End of year	$2,061,604	$1,841,736

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
December 31, 2010
1. Plan Description
The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (the Plan) is a defined contribution plan sponsored by The McGraw-Hill Companies, Inc. (the Company). The Plan has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund (the Master Trust). The Master Trust consists of the S&P 400 Index Account, S&P 500 Index Account, S&P 600 Index Account, Stable Assets Account, Retirement Assets I Account, Retirement Assets II Account, Retirement Assets III Account, The McGraw-Hill Companies, Inc. Stock Account, Money Market Account, Special Equity Account, Core Equity Account and International Equity Account (the Investment Accounts). In addition to the Investment Accounts in the Master Trust, the Plan allows participants to maintain Self Directed Accounts.
The following is a summary of benefit guidelines. A more detailed description is contained in the Plan documents.
The Plan is a defined contribution plan. Employees of participating units have immediate eligibility, as long as the employee has completed the enrollment process.
Participants may contribute to the Plan up to 25% of their Plan earnings limited to $16,500 in 2010 and 2009. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Internal Revenue Code (the Code). If automatically enrolled, participants defer 3% of their eligible compensation until changed by the participant.
Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $245,000 in 2010 and 2009.
The Company matches 100% of the first 3% of tax-deferred compensation contributed to the plan and 50% of the next 3%. Effective January 1, 2008, the Plan was amended to limit after tax contributions by highly compensated employees to 4% of earnings.
The assets of the Plan may be invested in the 12 Investment Accounts as well as the Self Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). If a participant is automatically enrolled, their contributions are invested in the Retirement Assets III Account until the participant changes their election. There is no limit to the number of investment allocation changes for future allocations. The first eight changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant’s account for each additional change or reallocation of existing balances, if the balance is reallocated more than eight times per year.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
1. Plan Description (continued)
Employee contributions to the Plan are nonforfeitable. Effective January 1, 2001, matching contributions by the employer are fully vested immediately. Employer profit sharing contributions attributable to the 2007 plan year and subsequent plan years shall vest 20% after two years of continuous service, an additional 20% after each of the third and fourth years, and the remaining 40% after the fifth year, with full vesting after five years. Profit sharing contributions also vest upon the participant’s attainment of age 65, if still employed by the Company or upon the participant’s death, if still employed by the Company. Employer profit sharing contributions attributable to 2006 plan year and prior years will be 100% vested upon completion of five years of continuous service or upon attainment of age 65 or death while in service. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.
Benefits forfeited by non-vested participants upon termination of employment are used to reduce Company contributions to the Plan. Forfeitures for 2010 and 2009 were approximately $1,523,000 and $990,000, respectively.
The Plan provides for withdrawal of after-tax employee contributions. The Plan also provides for financial hardship withdrawals and hardship loans of a participant’s tax-deferred and vested Company contributions under defined circumstances. Effective April 15, 2009, the Plan was amended to allow additional circumstances under which a participant may take a hardship withdrawal.
The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro-rata distribution from the elected Investment Accounts.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become nonforfeitable.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
1. Plan Description (continued)
Effective as of January 1, 2009, the Plan was amended to (i) provide for the unequal division of a payment in the event that multiple beneficiaries are entitled to a benefit under the Plan, and (ii) permit a designated beneficiary to waive their distribution from the Plan.
Profit Sharing
The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed approximately $30,708,000 and $29,956,000 to the Plan in 2010 and 2009, respectively.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation
All earnings and net appreciation or depreciation of the Master Trust Investment Accounts, other than the Self Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair value at the end of the previous day.
Investments in the Self Directed Accounts are credited with earnings/charged with losses and expenses based on the performance of the individual investments within these accounts.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
As described in Financial Accounting Standards Board (FASB) Accounting Standard Codification 962 (ASC 962), formerly known as FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required under this guidance, the statement of net assets available for benefits adjusts the fair value of the investment contracts from fair value to contract value.
Investments in the Stable Assets Account are benefit responsive. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract.
Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities commencing October 1, 2007 within certain mutual funds and commingled funds. The Plan stopped participating in securities lending practices effective December 31, 2009. Investment income from securities lending was approximately $0 and $2,018,000 in 2010 and 2009, respectively, and is included in the net gain or loss from the Master Trust.
In accordance with Accounting Standards Codification 820 (ASC 820), Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
The three levels are defined as follows:
•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the Plan’s valuation methodologies used for the 12 Investment Accounts and the Self Directed Accounts measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

12 Investment Accounts: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Self Directed Accounts: The Self Directed Accounts hold mutual funds valued at the quoted net asset value (NAV) of shares held by the Plan at year end.
The following is a description of the valuation methodologies used for the assets within the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Corporate Common Stock: Valued at quoted market prices.
Preferred Stock: Valued at quoted market prices.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Foreign Common Stock: Valued at quoted market prices.
Collective Investment Trust Funds: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.
The McGraw-Hill Companies, Inc. Common Stock: Valued at quoted market prices.
Real Estate: Valued at prices using unobservable inputs (i.e., extrapolated data, proprietary models, indicative quotes).
Corporate Debt: Valued based on current market rates and credit spreads for debt securities with similar maturities traded in active markets.
Mutual Funds: Valued at the quoted NAV of shares held by the Master Trust at year end.
Asset-backed Securities: The underlying security is used to determine the net asset value for each unit of the fund held by the fund. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value. Institutional bid evaluations are estimated prices. Pricing vendors use models, which are generally proprietary, to arrive at the estimated prices. These prices represent the price a dealer would pay for a security (typically in an institutional round lot).
Guaranteed Investment Contracts: For funds that stand ready to redeem their outstanding shares at net asset value any time, the NAVs used to price such funds are considered to be the equivalent of Level 1 inputs. For other funds, the reported NAV is corroborated with observable data and is considered to be a Level 2 input. Refer to Note 3 for further details.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
The following table sets forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2010. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Assets at Master Trust Level
	as of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Corporate common stock
Consumer sector	$190,564	$—	$—	$190,564
Technology sector	82,506	—	—	82,506
Other sectors	398,127	—	—	398,127
Preferred stock	5,470	—	—	5,470
Common collective trust:
Northern Trust S&P 400 Index*	—	68,244	—	68,244
Northern Trust S&P 500 Index*	—	367,292	—	367,292
Other	—	12,539	—	12,539
The McGraw-Hill Companies, Inc. common stock*	149,011	—	—	149,011
Corporate debt	—	166,976	—	166,976
Asset-backed securities	—	31,190	—	31,190
Mutual funds:
International Small Cap Equity Investments	56,205	—	—	56,205
Fixed Income Fund Investments	106,965	—	—	106,965
Other	13,201	—	—	13,201
Stable Assets Account:
J.P. Morgan # AMCGRAW01	—	98,865	—	98,865
Bank of America # 00-030	—	99,145	—	99,145
Monumental Life Ins #MDA00938	—	146,615	—	146,615
Deutsche Bank Natixis Financial Products, Inc. #1018-01	—	115,571	—	115,571

Total Master Trust Assets	$1,002,049	$1,106,437	$—	$2,108,486

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Self Directed Accounts	$17,522	$—	$—	$17,522

Total plan assets outside Master Trust	$17,522	$—	$—	$17,522

	Assets at Master Trust Level
	as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Corporate common stock	$386,688	$—	$—	$386,688
Preferred stock	6,870	—	—	6,870
Foreign common stock	179,660	—	—	179,660
Common collective trust	—	376,853	—	376,853
The McGraw-Hill Companies, Inc. common stock*	138,663	—	—	138,663
Real estate	—	—	88	88
Corporate debt	130,324	—	—	130,324
Asset-backed securities	—	37,322	—	37,322
Mutual funds:
International Small Cap Equity Investments	51,577	—	—	51,577
Fixed Income Fund Investments	162,975	—	—	162,975
Money Market Investments	4,487	—	—	4,487
Stable Assets Account:
J.P. Morgan # AMCGRAW01	—	93,884	—	93,884
Bank of America # 00-030	—	94,002	—	94,002
Monumental Life Ins #MDA00938	—	105,907	—	105,907
Deutsche Bank Natixis Financial Products, Inc. #1018-01	—	110,079	—	110,079

Total Master Trust Assets	$1,061,244	$818,047	$88	$1,879,379

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Self Directed Accounts	$15,090	$—	$—	$15,090

Total plan assets outside Master Trust	$15,090	$—	$—	$15,090

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Plan management evaluated the significance of transfers between levels based upon the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, the Master Trust transferred approximately $130,103,000 from level 1 to level 2.
There were no material gains, losses, purchases, sales, issuances, settlements, or transfers during the 2010 and 2009 Plan years for real estate assets (level 3).
Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Contributions
Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administration of the Plan
The Plan is administered by the Vice-President, Employee Benefits (the Plan Administrator) who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.
The investments for the Plan, excluding investments in the Self Directed Accounts, are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.
The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2010 and 2009, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Federal Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (IRS) dated September 26, 2002 stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take all actions necessary to maintain the qualified status of the Plan. An application for a new determination letter has been submitted to the IRS and a response is pending.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications
Certain prior year amounts in the statement of changes in net assets available for benefits have been reclassified to conform to the current year presentation.
New Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Adoption of ASU 2010-06 did not have a material effect on the Plan’s financial statements.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures [although certain of these new disclosures will not be required for nonpublic entities]. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
3. Investments
The investments of the Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (together, the Participating Plans), are pooled for investment purposes in the Master Trust under the agreement entered into with The Northern Trust Company (Northern Trust). At both December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was approximately 96%.
At December 31, 2010 and 2009, the Plan’s approximate interest in the 12 Investment Accounts was as follows:

	% Interest
	2010	2009

Retirement Assets I Account	96.8%	96.8%
Retirement Assets II Account	98.0	97.8
Retirement Assets III Account	97.6	97.4
Stable Assets Account	94.1	94.5
Money Market Account	94.9	95.4
S&P 400 Index Account	95.9	95.5
S&P 500 Index Account	96.0	95.6
S&P 600 Index Account	93.7	91.8
The McGraw-Hill Companies, Inc. Stock Account	95.5	95.4
Special Equity Account	97.5	97.5
International Equity Account	97.0	96.8
Core Equity Account	96.9	97.0

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
3. Investments (continued)
The following table is a summary, at fair value, of the net assets of the Master Trust Investment Accounts on December 31, 2010 and 2009:

	2010	2009
	(In Thousands)
Assets
Investments:
Corporate common stock	$671,197	$386,688
Preferred stock	5,470	6,870
Foreign common stock	—	179,660
Common collective trust	448,075	376,853
The McGraw-Hill Companies, Inc. common stock*	149,011	138,663
Real estate	—	88
Corporate debt	166,976	130,324
Asset-backed securities	31,190	37,322
Mutual funds	176,371	219,039
Stable Assets Account:
J.P. Morgan # AMCGRAW01, 4.84% and 5.79% at December 31, 2010 and 2009, respectively	98,865	93,884
Bank of America # 00-030, 4.84% and 5.79% at December 31, 2010 and 2009, respectively	99,145	94,002
Monumental Life Ins #MDA00938, 4.54% and 5.77% at December 31, 2010 and 2009, respectively	146,615	105,907
Deutsche Bank Natixis Financial Products, Inc # 1018-01, 2.94% and 3.30% at December 31, 2010 and 2009 respectively	115,571	110,079

	2,108,486	1,879,379
Receivables
Due from (to) broker on pending trades	(683)	921

Total receivables	(683)	921
Liabilities
Accrued investment management expenses	(1,410)	(1,361)

Total liabilities	(1,410)	(1,361)

Net assets of the Master Trust, at fair value	2,106,393	1,878,939

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(23,381)	(18,195)

Net assets of the Master Trust	$2,083,012	$1,860,744

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
3. Investments (continued)
Individual investments that represent 5% or more of the Master Trust’s net assets are as follows:

	December 31
	2010	2009
	(In Thousands)
The McGraw-Hill Companies, Inc. common stock*	$149,011	$137,668
NTGI-QM Collective Daily S&P 500 Equity Index Fund — Non Lending*	367,292	324,219
Vanguard Prime Money Market Fund	106,965	107,675

*	Indicates party-in-interest to the Plan.
Investment income for the Master Trust is as follows:

	Year Ended December 31
	2010	2009
	(In Thousands)
Investment income
Net appreciation (depreciation) in fair value of investments:
U.S. Government securities	$(1,313)	$—
Corporate common stock (includes foreign)	103,161	157,607
Preferred stock	321	6,349
Company stock	12,293	46,487
Mutual funds	21,057	30,836
Corporate debt	14,147	27,386
Common collective trusts	47,997	74,735
State, municipal and other	(608)	1,057
Interest & dividend income	19,680	21,585

Net investment gain	216,735	366,042

Expenses
Administrative and other expenses	(1,669)	(1,683)

Total investment gain	$215,066	$364,359

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
3. Investments (continued)
Guaranteed Investment Contracts
The J.P. Morgan contract, the Bank of America contract, the Monumental Life Insurance contract and the Deutsche Bank Natixis contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the GICs). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.
The synthetic GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer.
The weighted average yield for the synthetic GICs for the years ended December 31, 2010 and 2009 was 3.96% and 2.96%, respectively.
The rate at which interest is accrued to the contract balance of the synthetic GICs for the years ended December 31, 2010 and 2009 was 4.16% and 4.46%, respectively.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
3. Investments (continued)
The total fair value of the synthetic GICs was approximately $470,484,000 and $499,591,000 as of December 31, 2010 and 2009, respectively.
The fair value of the synthetic GIC contracts was calculated using the following methodology:
1.	The difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract was calculated.
2.	Future quarterly payments for the duration of the agreement that resulted from any difference identified immediately above, other than zero, were determined.
3.	Any difference in future payments were discounted by the published Bloomberg USD US Bank -AA- rated credit curve, as of the end of the year, and totaled.
Self Directed Accounts
Self Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by The McGraw-Hill Companies, Inc. Pension Investment Committee.
A summary of net assets at fair value, at December 31, 2010 and 2009 follows:

	2010	2009
	(In Thousands)
Investments:
Money markets	$2,871	$3,317
Mutual funds	14,125	11,773

Total investments	16,996	15,090

Cash	28	338
Due to broker on pending trades, net	498	(338)

Net assets available to participating Plan participants	$17,522	$15,090

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
3. Investments (continued)
A summary of the net investment gain of the Self Directed Accounts for the years ended December 31, 2010 and 2009 follows:

	2010	2009
	(In Thousands)

Dividend and interest income	$378	$264
Net realized and unrealized gain on investments Mutual funds	1,030	1,856

Net investment gain	$1,408	$2,120

4. Plan to Plan Transfers
Employees transferred to and from this Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees, which resulted in transfers in of approximately $3,913,000 and $844,000 in 2010 and 2009, respectively, and transfers out of approximately $601,000 and $45,000, respectively.
5. Related Party Transactions
The Master Trust holds units of common/collective trust funds managed by Northern Trust, the trustee of the Plan. The Master Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
7. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	December 31
	2010	2009
	(In Thousands)
Net assets available for benefits per the financial statements	$2,061,604	$1,841,736
Less: Amounts allocated to withdrawing participants	(15)	—
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	22,010	17,202

Net assets available for benefits per the Form 5500	$2,083,599	$1,858,938

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

2010
(In Thousands)

Total additions per the financial statements	$208,466
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	22,010
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	(17,202)

Total income per the Form 5500	$213,274

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
Notes to Financial Statements
7. Differences Between Financial Statements and Form 5500 (continued)
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2009:

2009
(In Thousands)

Total additions per the financial statements	$353,621
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	17,202
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	8,907

Total income per the Form 5500	$379,730

Supplemental Schedule

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
EIN #13-1026995 — Plan Number #002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issuer,
Borrower, Lessor or		Current
Similar Party	Description of Investment	Value

Notes receivable from participants	Interest rates ranging from 4.25% — 10.5%, maturing through July 15, 2033	$6,633,279
Self directed accounts	Mutual funds, presented at fair value	17,521,669

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPANY NAME
Date: June 27, 2011	By:	/s/ Marty Martin
		Name:	Marty Martin
		Title:	Vice President, Employee Benefits